Press Release
Solid Q2 performance and strong pipeline momentum
Full-year 2023 business EPS guidance raised
Paris, July 28, 2023
Q2 2023 sales growth of 3.3% at CER and business EPS(1) growth of 8.1% at CER
•Specialty Care grew 11.8% driven by Dupixent® (€2,562 million, +34.2%) and Nexviazyme® (€103 million, +146.5%) more than offsetting anticipated impact of Aubagio® generic competition in the U.S.
•Vaccines up 9.1% due to strong PPH vaccines sales in Rest of World region and COVID vaccine supply in Europe
•General Medicines core assets grew 2.4%, non-core assets lower mainly due to Lantus® (€353 million, -36.5%)
•CHC sales growth continued (+0.7%) despite unfavorable effect from inventory build in the prior quarter
•Business EPS(1) of €1.74 up 0.6% on a reported basis and 8.1% at CER
•IFRS EPS of €1.15 (up 22.3%)
Key R&D milestones and regulatory achievements in Q2
•Nirsevimab unanimous FDA AdCom vote for prevention of RSV lower respiratory tract disease in infants
•Dupixent® BOREAS Phase 3 COPD results presented at ATS and published in the New England Journal of Medicine
•Itepekimab in COPD passed a recent interim futility analysis of the Phase 3 AERIFY studies
•Amlitelimab positive Phase 2b data support potential for transformational target profile in Atopic Dermatitis
•Frexalimab Phase 2b primary endpoint met demonstrating significantly reduced disease activity in MS
•Vaccines pipeline moving at pace with 12 innovative assets with new data highlighted at a recent investor event
Progress on Corporate Social Responsibility strategy in Q2
•Inclusivity targets implemented across clinical trial; 45% of U.S. trials achieved at least 1 target
•B Corp Certification granted to CHC North America in recognition of environmental and social achievements
Full-year 2023 business EPS guidance revised upward
•Sanofi now expects 2023 business EPS(1) to grow mid single-digit(2) at CER, barring unforeseen major adverse events. Applying average July 2023 exchange rates, the currency impact on 2023 business EPS is estimated between -6.5% to -7.5%. This upgrade includes approximately €400 million of expected one-off COVID vaccine revenues in the second half of the year.
Paul Hudson, Sanofi Chief Executive Officer, commented:
“We have delivered yet another quarter of growth, with Specialty Care and Vaccines as the main drivers. As we move into the second half our Play to Win strategy, we are particularly enthusiastic about the strong flow of positive R&D data readouts and regulatory achievements of this second quarter, highlighting the significant growth potential of our innovative pipeline assets. With the FDA approval of Beyfortus® for the prevention of RSV in all infants in July, the landmark Phase 3 data in COPD with Dupixent®, and the important clinical milestones with amlitelimab and frexalimab which support our decision to initiate pivotal trials, we expect to add multiple innovative medicines to our existing growth drivers over the coming years. As we enter the second half of 2023, we are executing on our new launches and we are encouraged by the early launch indicators of ALTUVIIIOTM and TZIELDTM, while navigating the anticipated impact from generic competition on Aubagio®. Our strong results in the first six months make us confident in our outlook for the remainder of the year and as a consequence we are raising our full-year 2023 EPS guidance to mid single-digit growth”

	Q2 2023	Change	Change at CER	H1 2023	Change	Change at CER
IFRS net sales reported	€9,965m	-1.5%	+3.3%	€20,187m	+2.0%	+4.4%
IFRS net income reported	€1,435m	+22.1%	_	€3,430m	+7.7%	—
IFRS EPS reported	€1.15	+22.3%	_	€2.74	+7.5%	—
Free cash flow(3)	€1,592m	+3.7%	_	€3,129m	-3.5%	—
Business operating income	€2,726m	-1.0%	+6.6%	€6,059m	+4.1%	+8.0%
Business net income(1)	€2,177m	+0.3%	+8.0%	€4,876m	+6.1%	+10.0%
Business EPS(1)	€1.74	+0.6%	+8.1%	€3.90	+6.0%	+9.8%
Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 9). The consolidated income statement for Q2 2023 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2022 business EPS was €8.26; (3) Free cash flow is a non-GAAP financial measure (definition in Appendix 9).

2023 second quarter and first-half summary
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the second quarter of 2023, on a reported basis, Sanofi sales were €9,965 million, down 1.5%. Exchange rate movements had a negative effect of 4.8 percentage points. At CER, company sales were up 3.3%.
In the first half of 2023, Sanofi sales reached €20,187 million, up 2.0% on a reported basis. Exchange rate movements had a negative effect of 2.4 percentage points. At CER, company sales were up 4.4%.
Global Business Units
Second quarter 2023 net sales by Global Business Unit (growth at CER; in € million; % of total sales)
Business operating income
Second-quarter 2023 business operating income (BOI) decreased 1.0% to €2,726 million. At CER, BOI increased 6.6%. The ratio of BOI to net sales increased 0.2 percentage point (ppt) to 27.4% (28.1% at CER).
In the first half of 2023, BOI increased 4.1% to €6,059 million. At CER, BOI increased 8.0%. The ratio of business operating income to net sales increased 0.6 ppt to 30.0% (30.4% at CER).
Acquisitions and major collaborations
On April 27, 2023, Sanofi completed the acquisition of Provention Bio, adding TZIELDTM, an innovative, first-in-class therapy in type 1 diabetes to its portfolio.
Sales by geographic region

Sanofi sales (€ million)	Q2 2023	Change at CER	H1 2023	Change at CER
United States	3,919	-1.7%	7,988	+4.5%
Europe	2,458	+3.8%	5,034	+6.1%
Rest of the World	3,588	+8.5%	7,165	+3.1%
of which China	785	+6.3%	1,540	-4.5%
In the U.S., second-quarter sales decreased 1.7% to €3,919 million. The strong performance of Specialty Care in the U.S. driven by Dupixent® and Nexviazyme® was more than offset by the impact of generic competition on Aubagio®, lower sales of Lantus® and CHC.
1 See Appendix 9 for definitions of financial indicators

In Europe, second-quarter sales were up 3.8% (to €2,458 million) driven by Dupixent®, Nexviadyme®, Praluent® and COVID vaccine supply as well as mid-single digit growth of CHC.
In the Rest of World region, second-quarter sales increased 8.5% (to €3,588 million), mainly driven by Dupixent®, PPH vaccines and CHC. Sales in China increased 6.3% to €785 million reflecting a continuation of the post-pandemic recovery despite the impact from the Volume Based Procurement (VBP) mainly on Lantus®.
Biopharma
The Biopharma segment includes the Global Business Units Specialty Care, General Medicine and Vaccines. Please also see Appendix 1 and 2 for the comprehensive segment reporting.
In the second quarter, Biopharma sales increased 3.7% to €8,740 million, mainly driven by Specialty Care (up 11.8%) with continued strong performance of Dupixent® and Vaccines (up 9.1%) while sales in General Medicines decreased by 7.3%.
In the first half of 2023, Biopharma sales increased by 4.1% to €17,467 million reflecting the strong performance of Specialty Care and Vaccines, partially offset by lower sales of non-core assets in General Medicines.
Specialty Care

Net sales (€ million)	Q2 2023	Change at CER	H1 2023	Change at CER
Dupixent®	2,562	+34.2%	4,878	+36.7%
Aubagio®	216	-58.2%	635	-38.2%
Myozyme® / Lumizyme®	208	-14.7%	436	-9.0%
Fabrazyme®	250	+9.7%	496	+10.7%
Cerezyme®	181	-0.5%	377	+11.7%
Eloctate®	130	-12.4%	248	-14.1%
Alprolix®	135	+7.8%	260	+9.7%
Aldurazyme®	72	+21.9%	150	+18.0%
Nexviazyme®/Nexviadyme®	103	+146.5%	184	+153.4%
Jevtana®	97	-3.8%	176	-12.3%
Sarclisa®	94	+53.1%	181	+43.4%
Cablivi®	55	+11.8%	113	+17.5%
XENPOZYMETM	20	+1900.0%	38	+1800.0%
ALTUVIIIOTM	18	—%	19	—%
ENJAYMOTM	17	+500.0%	33	+750.0%
In the second quarter, Dupixent® (collaboration with Regeneron) sales increased 34.2% to €2,562 million. In the U.S., Dupixent® sales of €1,923 million (up 33.2%) were driven by continued strong demand in the approved indications, atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis and prurigo nodularis. Dupixent® total prescriptions (TRx) increased 32% (year-over-year) and new-to-brand prescriptions (NBRx) grew 53%. In Europe, second quarter Dupixent® sales grew 30.1% to €310 million reflecting continued growth in AD, asthma and CRSwNP. In the Rest of World region, second quarter sales reached €329 million, up 44.5%, driven mainly by sales in Japan and China. First half of 2023, Dupixent® sales reached €4,878 million.
Aubagio® sales decreased 58.2% in the second quarter to €216 million reflecting competition from generics in the U.S. market. Sales in the Rest of World region were down as a result of generic competition in Canada. In Europe, the entry of generic competition for Aubagio® is expected in the fourth quarter of 2023.
Second quarter sales of Nexviazyme®/Nexviadyme® were €103 million (of which €67 million in the U.S.) up 146.5% driven by the conversion of Myozyme®/Lumizyme® in the eligible Pompe population (late-onset disease) and new patient accruals. Myozyme®/Lumizyme® sales decreased 14.7% to €208 million reflecting the conversion to Nexviazyme®/Nexviadyme®.
Second-quarter Fabrazyme® sales increased 9.7% to €250 million, reflecting new patient accruals and growth in all three geographic regions.
Cerezyme® /Cerdelga® sales were up 2.2% to €258 million, driven by growth in the U.S. and the Rest of World regions.

Eloctate® sales were €130 million in the second quarter, down 12.4% reflecting the uptake of ALTUVIIIOTM as well as competition.
ALTUVIIIOTM, a once-weekly first-in-class high-sustained factor VIII therapy for hemophilia A that offers significant bleed protection, was launched at the end of March in the U.S. and has generated sales of €18 million in the second quarter.
Second quarter Alprolix® sales were €135 million, up 7.8%, driven by U.S. as well as the Rest of World region which includes sales to Sobi.
Sarclisa® sales were €94 million, up 53.1%, reflecting strong growth in all three geographic regions.
Second quarter Jevtana® sales decreased 3.8% to €97 million due to the entry of generic competition in Europe at the end of March 2021 and lower sales in the U.S., reflecting increased competition. In the U.S., Jevtana® is currently covered by four Orange Book listed patents US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with most of the defendants and in the suit against the only remaining defendant Sandoz, the district court issued a decision in June 2023 in favor of Sanofi, finding that the ’777 patent is infringed by Sandoz and not invalid.
Cablivi® sales increased by 11.8% to €55 million in the second quarter primarily driven by strong demand in the U.S. market.
Sales of XENPOZYMETM, the first and only enzyme replacement therapy for the treatment of non-Central Nervous System (CNS) manifestations of Acid Sphingomyelinase, were €20 million in the second quarter mainly due to the uptake in Europe.
Second-quarter sales of ENJAYMOTM, the first approved treatment for patients with cold agglutinin disease, were €17 million mainly generated in the U.S. and Japan.
General Medicines
Core assets2

Net sales (€ million)	Q2 2023	Change at CER	H1 2023	Change at CER
Lovenox®	284	-11.3%	607	-11.6%
Toujeo®	291	+15.4%	580	+9.8%
Plavix®	240	+6.5%	476	-0.2%
Thymoglobulin®	134	+24.8%	243	+18.6%
Praluent®	91	-26.6%	189	-2.5%
Multaq®	80	-9.9%	164	-8.4%
Rezurock®	74	+76.7%	141	+66.7%
In the second quarter core assets sales increased 2.4% (to €1,565 million), mainly driven by double-digit growth of Toujeo®, Rezurock®, Thymoglobulin®, partially offset by lower sales of Lovenox® and Praluent®. In the first half of 2023, core-asset sales increased by 2.0% to €3,182 million.
Second-quarter Lovenox® sales decreased 11.3% to €284 million, reflecting lower COVID-19 related demand as compared to the second quarter of the prior year as well as biosimilar competition.
Second-quarter Toujeo® sales increased 15.4% to €291 million mainly driven by Rest of World region, including China. In the U.S., lower Toujeo® sales reflected the decline of net pricing.
Plavix® sales were up 6.5% to €240 million driven by Rest of World region.
Praluent® second-quarter sales were €91 million, down 26.6%, due to high base of comparison in the same period of the prior year reflecting a gross to net true-up in the U.S. Excluding the Praluent® true-up in U.S. in the same quarter of last year, the growth of Praluent® was 28.8% driven by Europe.
Sales of Rezurock® were €74 million, up 76.7% in the second quarter driven by new patient adoption and improved adherence.
The acquisition of Provention Bio was completed on April 27, 2023 and added TZIELDTM to the core asset portfolio. In the second quarter, TZIELDTM gradual sales ramp-up was supported by the early patient identification program.
2 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets.

Non-core assets
In the second quarter, non-core assets sales decreased 17.1% to €1,404 million mainly reflecting lower sales of Lantus® and divestments (-2.3 ppt). In the first half of 2023, non-core-asset sales decreased by 18.8% to €2,924 million.
Lantus® sales were €353 million, down 36.5% in the second quarter. In the U.S., sales decreased 77.4%, reflecting lower net pricing and a gross-to-net adjustment as a result of higher sales in government channels.
Vaccines

Net sales (€ million)	Q2 2023	Change at CER	H1 2023	Change at CER
Polio/Pertussis/Hib vaccines	617	+12.4%	1,154	+0.3%
Meningitis, Travel and endemic vaccines	270	-5.7%	519	+3.5%
Booster vaccines	150	+0.7%	274	+5.4%
Influenza vaccines	99	-10.4%	162	-4.4%
Others	87	+258.3%	281	+508.7%
In the second quarter, Vaccines sales increased 9.1% (to €1,223 million) mainly driven by Polio/Pertussis/Hib (PPH). In addition, remaining contractual sales of VidPrevtyn® Beta, a recombinant COVID-19 booster vaccine, drove sales growth in Europe and U.K. (€59 million) and were recorded in “Others”. First half of 2023, Vaccines sales reached €2,390 million, up 11.9%.
Polio/Pertussis/Hib (PPH) vaccines sales increased 12.4% to €617 million primarily as a result of higher sales of Pentaxim in China, new public market introductions and favorable phasing in the Rest of World region. In the U.S., Vaxelis® continues to capture market share, progressively replacing pentavalent vaccines in the primary series of infant immunization. As a reminder, Vaxelis® in-market sales are not consolidated and the profits are shared equally between Sanofi and Merck & Co.
Meningitis, Travel and endemic vaccines sales declined 5.7% (to €270 million) reflecting a high base of comparison to the same quarter of the prior year, which included the Japanese Encephalitis vaccine divested in the fourth quarter of 2022. Japanese Encephalitis vaccine sales were €18 million in the second quarter of 2022.
Booster vaccines sales increased 0.7% in the second quarter to €150 million, driven by the Rest of World region and Europe.

Biopharma business operating income
In the second quarter, business operating income (BOI) of Biopharma decreased 0.2% to €2,431 million. At CER, Biopharma BOI was up 7.1% mainly driven by an improvement of gross profit, low single digit OPEX growth and higher capital gains as compared to the second quarter of the prior year. The ratio of BOI to net sales increased by 0.2 ppts to 27.8% (28.5% at CER).
First-half business operating income of Biopharma increased 6.0% to €5,220 million (up 9.9% at CER). The ratio of BOI to net sales increased by 1.2 percentage points to 29.9% (30.3% at CER).

R&D update at the end of the second quarter 2023
Regulatory update
•The U.S. Food and Drug Administration (FDA) Antimicrobial Drugs Advisory Committee (AMDAC) voted unanimously that nirsevimab has a favorable benefit-risk profile for the prevention of RSV lower respiratory tract disease (LRTD) in newborns and infants born during or entering their first RSV season. The Committee also voted in support of nirsevimab’s favorable benefit risk profile for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.
Additionally, new data from the HARMONIE Phase 3b clinical trial, showing an 83.21% reduction in hospitalizations due to RSV-related LRTD in infants under 12 months of age who received a single dose of nirsevimab, compared to infants who received no RSV intervention, were presented at the 41st Annual Meeting of the European Society for Paediatric Infectious Diseases (ESPID).
•The Chinese National Medical Products Administration (NMPA) approved Dupixent® (dupilumab) to treat moderate to severe atopic dermatitis (AD) in infants and children aged six months old to five years old.

Portfolio update
Phase 3:
•Positive results evaluating the investigational use of Dupixent® compared to placebo in adults currently on maximal standard-of-care inhaled therapy (triple therapy) with uncontrolled chronic obstructive pulmonary disease (COPD) and evidence of type 2 inflammation were disclosed at the 2023 American Thoracic Society (ATS) Conference and simultaneously published in the New England journal of Medicine.
•Positive results from two Dupixent® trials in adults with uncontrolled prurigo nodularis were first published in Nature Medicine, showing significant reduced itch (the primary endpoint) and skin lesions compared to placebo, while significantly improving health-related quality of life. Results from the trials were the basis for the FDA approval in September 2022, the EMA approval in December 2022, and the recent approval in Japan in June 2023. Dupixent is the only approved biologic in this indication.
•Itepekimab, a fully human monoclonal antibody that binds to and inhibits IL-33, an initiator and amplifier of broad inflammation in COPD, passed a recent interim futility analysis of the AERIFY pivotal trials program. The analysis was conducted by the independent data monitoring committee (IDMC) and Sanofi and Regeneron remain blinded to the data. Preclinical data assessing the IL-33 pathway blockade and its role in airway inflammation and lung remodeling were presented during the ATS Conference.
•The PROTECT placebo-controlled study investigating TZIELDTM in patients with newly diagnosed stage 3 Type 1 diabetes met its primary endpoint (change from baseline in C-peptide level relative to placebo at week 78) accompanied with a positive numerical trend in favor of TZIELDTM for the secondary endpoints of insulin use and time in target glucose range (TIR) while not achieving statistical significance. The data will be shared later at an upcoming congress.
Phase 2:
•New data demonstrating that frexalimab significantly reduced disease activity in patients with relapsing multiple sclerosis (MS) were presented in a late-breaking session at the 2023 Consortium of Multiple Sclerosis Centers (CMSC) annual meeting. Following 12 weeks of therapy, the number of new gadolinium-enhancing (GdE) T1-lesions was reduced by 89% and 79% in the higher- and lower-dose treatment arms, respectively, compared with placebo, meeting the study’s primary endpoint. At Week 24, 96% of participants in the higher-dose frexalimab arm were free of new GdE T1-lesions. Frexalimab is a second-generation investigational anti-CD40L antibody thought to block the costimulatory CD40/CD40L cellular pathway necessary for adaptive (T and B cells) and innate (macrophages and dendritic cells) immune cell activation and function, without lymphocyte-depletion. Sanofi plans to initiate pivotal trials in MS in H1 2024.
•The Phase 2b study (STREAM-AD) of amlitelimab in adults with moderate-to-severe AD whose disease cannot be adequately controlled with topical medications or for whom topical medications are not a recommended treatment approach, met its primary endpoint of percentage change in Eczema Area and Severity Index (EASI) score from baseline at 16 weeks. Four subcutaneous doses were studied, and continued improvement was seen through 24 weeks. Amlitelimab is a fully human non-depleting monoclonal antibody that binds to OX40-Ligand, a key immune regulator. Sanofi plans to initiate pivotal trials in AD in H1 2024.
•Data from the Phase 1/2 pediatric pneumococcal vaccine program 21-valent (SP0202) demonstrated positive safety and immunogenicity of the first PCV21 vaccine, designed to improve the performance of serotypes composition. Phase 3 start of pediatric pneumococcal vaccine is planned in H1 2024.
•Positive Phase 1/2 data from a live attenuated RSV vaccine (SP0125) in toddlers aged 6 to 18 months showed a safety profile similar to placebo combined with a strong (93%) vaccine response after two administrations of the high dose formulation. The intranasal vaccine candidate is designed to provide continuous protection following immunization with Beyfortus® during the first season and Sanofi plans to initiate pivotal trials in H1 2024.
•Data Phase 1/2 results from the RSV mRNA vaccine in older adults (SP0256), laying the foundation for clinical investigation of combination vaccines with up to three different pathogens (RSV, human Metapneumovirus (hMPV), Parainfluenza Virus (PIV)) were shared at a Vaccines investor event in June.
Additionally, Sanofi shared positive Phase 1/2 results from Meningitis B program (SP0230). Both programs will move into mid-stage testing in H2 2023.

•The study evaluating Dupixent® efficacy and safety in adult patients with moderately to severely active ulcerative colitis with an eosinophilic phenotype (LIBERTY-UC SUCCEED) had its first participants treated.
Phase 1:
•Data from a small study (n=36) of SAR443765, an anti-IL-13/TSLP Nanobody® VHH, were presented at the ATS Conference. The rapid and substantial reduction in FeNO after administration of a single dose of SAR443765 appeared to be greater than that seen in previous studies of monovalent agents that target one of these pathways. Corresponding reductions were seen in relevant blood biomarkers of TSLP and IL-13 activity and asthma pathogenesis. The treatment was safe and well tolerated. A Phase 2b study is currently under preparation.
•New data from SAR443579, an investigational trifunctional anti-CD123 natural killer (NK) cell engager in collaboration with Innate Pharma, were presented in an oral presentation in relapsed or refractory acute myeloid leukemia, B-cell acute lymphoblastic leukemia or high risk-myelodysplasia patients at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting. The treatment was well tolerated up to doses of 3 mg/kg QW and clinical benefit was observed. The FDA has granted Fast Track Designation for SAR443579 for the treatment of hematological malignancies.
•SAR445514, a trifunctional anti-BCMA NK cell engager in collaboration with Innate Pharma, had its first participants treated for relapsed, refractory multiple myeloma.
•Sanofi and BioNTech have jointly decided to terminate the development of the mRNA coding for cytokines SAR441000 as intratumoral therapy, based on interim analysis results.
An update of the R&D pipeline as of June 30, 2023, is available on our website: https://www.sanofi.com/en/science-and-innovation/research-and-development

Consumer Healthcare

Net sales (€ million)	Q2 2023	Change at CER	H1 2023	Change at CER
Allergy	170	-11.1%	446	+4.1%
Cough & Cold	111	+17.3%	256	+20.1%
Pain Care	253	-8.4%	559	-1.7%
Digestive Wellness	389	+15.2%	814	+18.3%
Physical and Mental Wellness	143	+5.6%	297	+1.3%
Personal Care	126	-13.4%	276	(1.4)%
In the second quarter, Consumer Healthcare (CHC) sales were up 0.7% to €1,225 million supported by growth in Europe and Rest of World region more than offsetting an unfavorable effect from inventory built in the first quarter. The divestments of non-core products had a negative impact of 1.2 ppt, mainly reflected in the non-core/others category in the second quarter. In the first half of 2023, total CHC sales reached €2,720 million, up 6.1%. Without divestments, CHC organic sales growth was 1.9% in the second quarter, and 7.5% in the first half of 2023.
In the U.S., second quarter CHC sales decreased by 23.3% to €251 million mainly reflecting unfavorable phasing as a result of the inventory built in the first quarter and lower sales performance.
In Europe, second quarter CHC sales increased by 4.5% to €392 million driven by double-digit growth of Digestive Wellness, more than offsetting lower sales in the Pain Care category.
In Rest of World, second quarter CHC sales increased 12.1% to €582 million, supported by double-digit growth of the Digestive Wellness and Cough & Cold, more than offsetting lower sales in the Pain Care category.

CHC business operating income
In the second quarter, business operating income (BOI) of CHC decreased 12.0% (down 3.1% at CER) to €316 million reflecting lower sales (on a reported basis) and OPEX growth mainly due to expenses related to investment in the stand-alone set-up. The ratio of BOI to net sales decreased 2.1 ppts to 25.8% (26.8% at CER) compared to the second quarter of 2022.
In the first half 2023, BOI of CHC decreased 4.5% to €850 million. At CER, BOI of CHC grew 0.2% mainly driven by higher sales which more than offset OPEX growth as well as lower capital gains from divestments of non-strategic assets compared to the first half of prior year. The ratio of BOI to net sales decreased 2.4 ppts to 31.3% (31.8% at CER).

Corporate Social Responsibility update at the end of the second quarter 2023
Access to healthcare
Inclusivity targets implemented across clinical trials; 45% of U.S. trials achieved at least 1 target
Sanofi strives to ensure trials are inclusive by design and represent the diversity of the patient populations who are living with the studied disease. Sanofi is partnering with historically underrepresented racial and ethnic minority communities as well as other marginalized groups to break down access barriers.
Before starting a trial, Sanofi develops a holistic overview of the patient experience and disease demographics it intends to treat. These insights cover topics including social determinants of health, reasons for mistrust and healthcare access barriers.
Building on these insights, Sanofi sets inclusivity targets in line with the demographics of the disease. It also seeks to be inclusive through representative eligibility criteria, endpoints that matter to patients and ways to reduce trial participation burden on patients.

As of June 2023, 22 trials in the U.S. with last patient in (LPI) expected this year have achieved:
•5% of the clinical trials achieved all inclusivity targets
•27% of the clinical trials already achieved at least 2 inclusivity targets
•45% of the clinical trials have already achieved at least 1 inclusivity target

Inclusivity targets in the U.S. are defined by aligning with the demographics of the disease for the following communities: Asian, Black, Hispanic.

Environment
Pilot take-back programs for insulin pens launched in 2 European countries
As part of Sanofi’s eco design commitment, the company is developing solutions to tackle the end-of-life of its products. In several countries, take-back programs have been launched to collect injection pens and recycle them.

In Germany, Sanofi started a collaboration with 35 pharmacies in Berlin since April 2023 and plans to expand the program to more pharmacies across the country. The objective is to reach a take-back rate of 30 percent of SoloStars® pens within one year.

In Denmark, Sanofi has partnered with Novo Nordisk, Eli Lilly and MSD to pioneer the world's first cross-industry solution for recycling injection pens. The collaboration has been launched in Denmark, because of the existing recycling infrastructure. The four companies distribute around 6 million injection pens in Denmark annually. The ambition for the first 12 months is to recycle 25% of all injection pens distributed by the four partners in Denmark. This target represents the equivalent of 25 tons of plastic waste.

ESG ratings
B Corp Certification granted to CHC North America in recognition of environmental and social achievements
Sanofi Consumer Healthcare North America has earned B Corp Certification, becoming the first, large consumer healthcare company with B Corp certification. Sanofi CHC U.S. joins the select and growing B Corp community of businesses that meet high standards of social and environmental performance, accountability, and transparency. This certification recognizes Sanofi CHC’s sustainability strategy, which is centered around better self-care for healthier people and a healthier planet.

Some of the sustainability highlights from Sanofi Consumer Healthcare North America include:
•Reduced operational (scopes 1 and 2) greenhouse gas emissions of Sanofi CHC North America manufacturing site by 77% in 2022 vs 2019 as part of goals – across all scopes – to build a path to carbon neutrality by 2030 and net-zero emissions by 2045 (compared to a 2019 baseline)
•Powers its North American manufacturing and distribution site with 100% renewable electricity since 2020 as part of the goal to achieve 100% renewable electricity by 2025 for all manufacturing operations globally
•Reached 41% representation of women in senior leadership roles as part of goal to reach 50/50 gender parity in senior leadership positions by 2025
•Provides access to organized sports opportunities for Canadian youth facing socio-economic barriers via a partnership with KidSport Canada as part of global goal to reach 5 million people by 2030 through on-the-ground programs.

Here are the latest Sanofi ESG rankings:

Second-quarter and first-half 2023 financial results
Business Net Income3
In the second quarter of 2023, Sanofi generated net sales of €9,965 million, a decrease of 1.5% (up 3.3% at CER). First-half net sales were €20,187 million, up 2.0% (up 4.4% at CER).
Second-quarter other revenues increased 14.5% (up 23.2% at CER) to €717 million, including higher VaxServe sales of non-Sanofi products of €445 million (up 15.8% at CER), COVID-19 vaccine related revenues (€32 million) and favorable phasing. In the first half, other revenues increased 35.1% (up 37.7% at CER) to €1,358 million, including VaxServe sales of non-Sanofi products of €835 million (up 22.1% at CER) and COVID-19 vaccine related revenues (€94 million).
Second-quarter Gross Profit decreased 1.0% (up 3.7% at CER) to €7,419 million. The gross margin ratio increased 0.4 ppt to 74.5% compared with the same period of 2022, mainly reflecting an improvement of the Biopharma gross margin ratio which increased from 75.4% to 75.8% due to favorable Specialty Care product mix and efficiency gains in Manufacturing & Supply, partially offset by generic competition for Aubagio® in the U.S. and lower net pricing of Lantus®. CHC gross margin ratio decreased from 65.6% to 65.0%. In the first half, the gross margin ratio increased 1.2 percentage points to 75.3% (75.2% at CER) driven by Biopharma.
Research and Development (R&D) expenses decreased 1.7% to €1,630 million in the second quarter. At CER, R&D expenses were up 0.4%, reflecting favorable phasing and increased expenses in Specialty Care and Vaccines especially for the mRNA Center of Excellence. In the first half, R&D expenses increased 1.5% to €3,193 million (up 2.0% at CER).
Second-quarter selling general and administrative expenses (SG&A) were stable at €2,575 million. At CER, SG&A expenses were up 3.9%, reflecting increased commercial investments and launch costs in Specialty Care and Vaccines as well as further expenses related to investments in the CHC stand-alone set-up. In the second quarter, the ratio of SG&A to sales increased 0.4 ppt to 25.8% compared to the prior year. In the first half, SG&A expenses increased 4.6% to €5,182 million (up 6.2% at CER) and the ratio of SG&A to sales was 0.7 percentage point higher at 25.7% compared to the same period of 2022.
Second-quarter and first-half operating expenses were €4,205 million (down 0.6% and up 2.5% at CER) and €8,375 million (up 3.4% and 4.6% at CER), respectively.
Second-quarter other current operating income net of expenses was -€501 million compared to -€523 million in the second quarter of 2022. Other current operating income net of expenses included an expense of €744 million (compared to an expense of €621 million in the second quarter of 2022) corresponding to the share of profit to Regeneron from the monoclonal antibodies Alliance, additional share of profit paid by Regeneron towards development costs (which increased from 10% to 20% from April 1, 2022) and the reimbursement of commercialization-related expenses incurred by Regeneron. In the second quarter, this line also included €92 million of capital gains related to portfolio streamlining compared to €24 million in the same period of 2022. The first-half 2023 expenses associated with the monoclonal antibodies Alliance with Regeneron was €1,418 million, which compared with €1,098 million in the same period of 2022 (see appendix 7 for further details).
Second-quarter and first-half share of profit from associates was €22 million and €55 million compared to €25 million and €55 million in the same periods of 2022 and included the share of U.S. profit related to Vaxelis®.
Second-quarter business operating income3 (BOI) decreased 1.0% to €2,726 million. At CER, BOI increased 6.6%. The ratio of BOI to net sales increased 0.2 ppt to 27.4%. In the first half, business operating income was €6,059 million, up 4.1% (up 8.0% at CER). In the first half, the ratio of business operating income to net sales increased 0.6 percentage points to 30.0% (30.4% at CER).
Net financial expenses were €42 million and €49 million in the second quarter and the first half of 2023, respectively, compared to €77 million and €155 million in the same periods of 2022, reflecting increased short-term interest rates on the cash & cash equivalents.
Second-quarter and first-half 2023 effective tax rate was stable at 19.0% compared to the same periods of 2022. Sanofi expects its effective tax rate to be around 19% in 2023.
Second-quarter business net income3 increased 0.3% to €2,177 million and increased 8.0% at CER. The ratio of business net income to net sales increased 0.3 ppts to 21.8% compared to the second quarter of 2022. In the first half of 2023, business net income increased 6.1% to €4,876 million and increased 10.0% at CER. The ratio of business net income to net sales increased 1.0 percentage points to 24.2% compared to the same period of 2022.
3See Appendix 3 for 2023 second-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

In the second quarter of 2023, business earnings per share3 (EPS) was €1.74, up 0.6% on a reported basis (up 8.1% at CER). The average number of shares outstanding was 1,250.6 million compared to 1,250.8 million in the second quarter of 2022. In the first half of 2023, business earnings per share8 was €3.90, up 6.0% on a reported basis and up 9.8% at CER. The average number of shares outstanding was 1,249.9 million compared to 1,250.0 million in the first half of 2022.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In the first half of 2023, the IFRS net income was €3,430 million. The main items excluded from the business net income were:
•An amortization charge of €1,035 million related to fair value remeasurement on intangible assets (primarily Bioverativ: €312 million, Genzyme: €209 million, Boehringer Ingelheim CHC business: €94 million, Ablynx: €84 million, Kadmon: €78 million, Provention Bio: €38 million and Beyfortus: €25 million) and to intangible assets from separate acquisitions - measured initially at acquisition cost (licenses/products): €42 million). These items have no cash impact on the Company.
•Restructuring costs and similar items of €547 million related to streamlining initiatives.
•Other gains and losses, and litigation charge of €73 million, including costs related to a settlement of a Bioverativ shareholders litigation.
•A €404 million tax effect arising from the items listed above, mainly comprising €226 million of deferred taxes generated by amortization and impairments of intangible assets and €157 million associated with restructuring costs and similar items (see Appendix 4).

Capital Allocation
In the first half of 2023, free cash flow before restructuring, acquisitions and disposals decreased by 2.2% to €3,652 million, after net changes in working capital (-€856 million) and capital expenditures (-€796 million). After acquisitions4 (-€484 million), proceeds from disposals4 (€556 million) and payments related to restructuring and similar items (-€595 million), free cash flow5 decreased 3.5% to €3,129 million. After the acquisition of Provention Bio (-€2,580 million) and the dividend paid by Sanofi (-€4,454 million), net debt increased from €6,437 million on December 31, 2022 to €11,183 million on June 30, 2023 (amount net of €7,993 million cash and cash equivalents).
4 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
5 non-GAAP financial measure (definition in Appendix 9).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

Appendix 1:	Second-quarter and first-half 2023 sales by GBU, franchise, geographic region and product
Appendix 2:	Second-quarter and first-half 2023 business net income statement
Appendix 3:	Second-quarter and first-half 2023 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6:	Simplified consolidated balance sheet
Appendix 7	Other current operating income
Appendix 8:	Currency sensitivity
Appendix 9:	Definitions of non-GAAP financial indicators
Appendix 10:	CSR Dashboards

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com
Tarik Elgoutni | + 1 617 710 3587 | Tarik.Elgoutni@sanofi.com

Appendix 1: 2023 second-quarter net sales by GBU, franchise, geographic region and product

Q2 2023 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,562	+34.2%	+30.5%	1,923	+33.2%	310	+30.1%	329	+44.5%
Aubagio	216	-58.2%	-58.9%	75	-78.6%	129	-5.8%	12	-51.7%
Myozyme	208	-14.7%	-17.5%	66	-16.0%	86	-16.5%	56	-10.3%
Fabrazyme	250	+9.7%	+5.0%	128	+12.9%	60	+3.4%	62	+9.4%
Cerezyme	181	-0.5%	-10.4%	47	-2.0%	60	-7.6%	74	+5.7%
Eloctate	130	-12.4%	-15.0%	98	-18.5%	—	0.0%	32	+13.8%
Alprolix	135	+7.8%	+4.7%	108	+4.7%	—	0.0%	27	+21.7%
Nexviazyme/Nexviadzyme	103	+146.5%	+139.5%	67	+83.8%	25	+1150.0%	11	+225.0%
Jevtana	97	-3.8%	-7.6%	73	0.0%	4	-50.0%	20	0.0%
Sarclisa	94	+53.1%	+46.9%	39	+36.7%	28	+75.0%	27	+61.1%
Kevzara	92	+22.1%	+19.5%	51	+32.5%	27	+12.0%	14	+8.3%
Cerdelga	77	+9.7%	+6.9%	43	+10.3%	30	+7.1%	4	+20.0%
Aldurazyme	72	+21.9%	+12.5%	16	+6.3%	21	0.0%	35	+48.1%
Cablivi	55	+11.8%	+7.8%	30	+19.2%	22	-8.3%	3	+300.0%
Fasturtec	45	0.0%	-2.2%	31	+6.7%	10	-16.7%	4	0.0%
Enjaymo	17	+500.0%	+466.7%	10	+266.7%	3	0.0%	4	0.0%
Xenpozyme	20	+1900.0%	+1900.0%	11	0.0%	7	+600.0%	2	0.0%
Alltuviio	18	0.0%	0.0%	16	0.0%	—	0.0%	2	0.0%
Others	31	-59.8%	-64.4%	5	-37.5%	4	-90.5%	22	-29.7%
Specialty Care	4,403	+11.8%	+8.0%	2,837	+11.1%	826	+6.0%	740	+20.9%

Toujeo	291	+15.4%	+9.0%	53	-22.9%	112	+5.6%	126	+56.7%
Lovenox	284	-11.3%	-15.7%	1	-50.0%	155	-8.3%	128	-13.8%
Plavix	240	+6.5%	-2.8%	2	0.0%	24	-3.8%	214	+7.8%
Thymoglobulin	134	+24.8%	+18.6%	80	+26.2%	9	+11.1%	45	+25.6%
Multaq	80	-9.9%	-12.1%	71	-12.2%	4	0.0%	5	+20.0%
Praluent	91	-26.6%	-28.9%	—	-100.0%	71	+30.9%	20	+22.2%
Rezurock	74	+76.7%	+72.1%	74	+76.7%	1	0.0%	(1)	0.0%
Mozobil	69	+7.6%	+4.5%	42	+7.5%	19	+12.5%	8	0.0%
Soliqua/iGlarLixi	43	-13.2%	-18.9%	13	-50.0%	9	+28.6%	21	+20.0%
Others core assets	259	+1.5%	-2.6%	35	-21.3%	91	+4.6%	133	+7.6%
Core Assets	1,565	+2.4%	-2.9%	371	-12.0%	495	+3.8%	699	+10.4%
Lantus	353	-36.5%	-41.2%	48	-77.4%	95	-14.4%	210	-12.9%
Aprovel	104	-9.2%	-13.3%	2	0.0%	20	-4.8%	82	-10.3%
Others non-core assets	947	-7.4%	-14.5%	75	-28.7%	241	-17.1%	631	-0.4%
Non-Core Assets	1,404	-17.1%	-23.2%	125	-61.6%	356	-15.8%	923	-4.4%
Industrial Sales	145	+8.2%	+8.2%	2	-33.3%	137	+9.5%	6	0.0%
General Medicines	3,114	-7.3%	-12.8%	498	-33.1%	988	-3.6%	1,628	+1.4%

Influenza vaccines	99	-10.4%	-13.9%	13	0.0%	32	-3.0%	54	-29.3%
Polio/Pertussis/Hib vaccines	617	+12.4%	+4.8%	71	-27.3%	77	-7.2%	469	+26.0%
Meningitis, Travel and endemic vaccines	270	-5.7%	-9.4%	147	-6.3%	37	+27.6%	86	-13.8%
Booster vaccines	150	+0.7%	-1.3%	80	-9.9%	46	+7.0%	24	+38.9%
RSV	—	0.0%	0.0%	—	0.0%	—	0.0%	—	0.0%
Vaccines	1,223	+9.1%	+3.8%	333	-8.6%	252	+34.0%	638	+12.1%
Biopharma	8,740	+3.7%	-1.0%	3,668	+0.2%	2,066	+3.7%	3,006	+7.8%

Allergy	170	-11.1%	-14.6%	84	-27.1%	26	+25.0%	60	+8.2%
Cough and Cold	111	+17.3%	+13.3%	—	0.0%	63	+10.7%	48	+26.2%
Pain Care	253	-8.4%	-11.8%	44	-21.1%	116	-7.9%	93	-1.9%
Digestive Wellness	389	+15.2%	+5.7%	28	-12.1%	141	+14.5%	220	+19.9%
Physical and Mental Wellness	143	+5.6%	0.0%	10	-16.7%	34	+12.9%	99	+6.0%
Personal Care	126	-13.4%	-15.4%	91	-18.6%	1	0.0%	34	0.0%
Non-Core / Others	32	-15.6%	-28.9%	(6)	-350.0%	10	-44.4%	28	+32.0%
Consumer Healthcare	1,225	+0.7%	-5.0%	251	-23.3%	392	+4.5%	582	+12.1%

Company	9,965	+3.3%	-1.5%	3,919	-1.7%	2,458	+3.8%	3,588	+8.5%

2023 first-half net sales by GBU, franchise, geographic region and product

H1 2023 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	4,878	+36.7%	+36.4%	3,682	+37.7%	587	+31.1%	609	+36.5%
Aubagio	635	-38.2%	-37.6%	348	-50.9%	249	-7.1%	38	-32.2%
Myozyme	436	-9.0%	-10.5%	135	-17.8%	181	-11.7%	120	+7.6%
Fabrazyme	496	+10.7%	+8.3%	251	+12.7%	122	+6.0%	123	+11.6%
Cerezyme	377	+11.7%	+2.7%	94	-1.1%	120	-4.0%	163	+33.3%
Eloctate	248	-14.1%	-14.8%	183	-21.6%	—	0.0%	65	+15.3%
Alprolix	260	+9.7%	+9.7%	215	+7.6%	—	0.0%	45	+20.5%
Nexviazyme/Nexviadzyme	184	+153.4%	+152.1%	123	+93.7%	42	+1300.0%	19	+200.0%
Jevtana	176	-12.3%	-13.3%	128	-10.6%	8	-57.9%	40	+2.4%
Sarclisa	181	+43.4%	+40.3%	76	+38.2%	56	+47.4%	49	+47.2%
Kevzara	165	-2.9%	-4.1%	87	-3.3%	54	+3.8%	24	-13.8%
Cerdelga	150	+8.6%	+7.9%	83	+9.3%	59	+7.3%	8	+11.1%
Aldurazyme	150	+18.0%	+12.8%	34	+17.2%	42	-6.7%	74	+37.3%
Cablivi	113	+17.5%	+16.5%	58	+18.8%	49	+4.3%	6	+300.0%
Fasturtec	90	+4.7%	+4.7%	58	+7.4%	23	-4.2%	9	+12.5%
Enjaymo	33	+750.0%	+725.0%	19	+375.0%	4	—%	10	—%
Xenpozyme	38	+1800.0%	+1800.0%	21	0.0%	15	+650.0%	2	0.0%
Alltuviio	19	0.0%	0.0%	17	0.0%	—	0.0%	2	0.0%
Others	62	-60.6%	-63.5%	10	-47.4%	10	-87.8%	42	-31.9%
Specialty Care	8,691	+14.8%	+13.7%	5,622	+15.4%	1,621	+6.1%	1,448	+23.0%

Toujeo	580	+9.8%	+7.2%	118	-9.4%	221	+5.7%	241	+26.2%
Lovenox	607	-11.6%	-15.0%	5	-28.6%	329	-6.2%	273	-16.7%
Plavix	476	-0.2%	-6.3%	4	-20.0%	48	-5.8%	424	+0.7%
Thymoglobulin	243	+18.6%	+15.7%	149	+22.3%	19	+17.6%	75	+12.5%
Multaq	164	-8.4%	-7.9%	147	-9.4%	7	-22.2%	10	+22.2%
Praluent	189	-2.5%	-4.1%	(1)	-101.8%	142	+32.4%	48	+47.1%
Rezurock	141	+66.7%	+67.9%	140	+65.5%	2	0.0%	(1)	0.0%
Mozobil	136	+10.5%	+9.7%	84	+16.9%	36	+16.1%	16	-18.2%
Soliqua/iGlarLixi	106	+0.9%	0.0%	45	-21.4%	17	+20.0%	44	+28.6%
Others core assets	540	+1.3%	-0.6%	71	-18.6%	190	+4.4%	279	+5.5%
Core Assets	3,182	+2.0%	-0.7%	762	-2.6%	1,011	+4.2%	1,409	+3.0%
Lantus	800	-34.5%	-37.1%	180	-58.8%	191	-13.9%	429	-25.2%
Aprovel	214	-10.6%	-12.7%	3	0.0%	40	-4.8%	171	-12.0%
Others non-core assets	1,910	-11.0%	-15.9%	139	-31.1%	497	-15.3%	1,274	-6.5%
Non-Core Assets	2,924	-18.8%	-22.8%	322	-49.8%	728	-14.5%	1,874	-12.1%
Industrial Sales	280	-12.3%	-11.4%	3	-76.9%	264	-10.9%	13	+33.3%
General Medicines	6,386	-9.4%	-12.6%	1,087	-24.2%	2,003	-5.4%	3,296	-6.1%

Influenza vaccines	162	-4.4%	-10.5%	19	+58.3%	37	0.0%	106	-11.4%
Polio/Pertussis/Hib vaccines	1,154	+0.3%	-4.0%	200	-12.5%	148	-7.5%	806	+5.4%
Meningitis, Travel and endemic vaccines	519	+3.5%	+2.2%	248	-4.6%	71	+47.9%	200	+3.5%
Booster vaccines	274	+5.4%	+5.0%	147	+1.4%	83	+12.2%	44	+7.0%
RSV	—	0.0%	0.0%	—	0.0%	—	0.0%	—	0.0%
Vaccines	2,390	+11.9%	+8.7%	657	-4.0%	570	+77.9%	1,163	+3.3%

Biopharma	17,467	+4.1%	+1.9%	7,366	+5.4%	4,194	+5.7%	5,907	+1.6%
Allergy	446	+4.1%	+2.8%	246	-3.2%	49	+32.4%	151	+9.5%
Cough and Cold	256	+20.1%	+16.9%	—	0.0%	157	+28.7%	99	+9.3%
Pain Care	559	-1.7%	-4.0%	89	-14.6%	254	-2.7%	216	+5.5%
Digestive Wellness	814	+18.3%	+12.1%	69	+9.7%	285	+14.3%	460	+22.1%
Physical and Mental Wellness	297	+1.3%	-0.7%	23	-4.2%	70	0.0%	204	+2.5%
Personal Care	276	-1.4%	-1.1%	205	-3.3%	1	0.0%	70	+4.3%
Non-Core / Others	71	-25.0%	-31.7%	(10)	+400.0%	23	-35.1%	58	-7.2%
Consumer Healthcare	2,720	+6.1%	+2.9%	622	-5.1%	840	+8.2%	1,258	+10.6%

Company	20,187	+4.4%	+2.0%	7,988	+4.5%	5,034	+6.1%	7,165	+3.1%

Appendix 2: Business net income statement

Second quarter 2023	Biopharma			Consumer Healthcare			Other			Total Group
€ million	Q2 2023	Q2 2022 (a)	Change	Q2 2023	Q2 2022 (a)	Change	Q2 2023	Q2 2022 (a)	Change	Q2 2023	Q2 2022 (a)	Change
Net sales	8,740	8,827	-1.0%	1,225	1,289	-5.0%	—	—	—%	9,965	10,116	-1.5%
Other revenues	705	610	15.6%	12	16	-25.0%	—	—	—%	717	626	14.5%
Cost of Sales	(2,819)	(2,783)	1.3%	(441)	(459)	-3.9%	(3)	(7)	-57.1%	(3,263)	(3,249)	0.4%
As % of net sales	(32.3%)	(31.5%)		(36.0%)	(35.6%)					(32.7%)	(32.1%)
Gross Profit	6,626	6,654	-0.4%	796	846	-5.9%	(3)	(7)	-57.1%	7,419	7,493	-1.0%
As % of net sales	75.8%	75.4%		65.0%	65.6%					74.5%	74.1%
Research and development expenses	(1,572)	(1,611)	-2.4%	(58)	(49)	18.4%	—	2	-100.0%	(1,630)	(1,658)	-1.7%
As % of net sales	(18.0%)	(18.3%)		(4.7%)	(3.8%)					(16.4%)	(16.4%)
Selling and general expenses	(2,124)	(2,145)	-1.0%	(452)	(434)	4.1%	1	5	-80.0%	(2,575)	(2,574)	—%
As % of net sales	(24.3%)	(24.3%)		(36.9%)	(33.7%)					(25.8%)	(25.4%)
Other current operating income/expenses	(511)	(471)		29	(9)		(19)	(43)		(501)	(523)
Share of profit/loss of associates* and joint ventures	18	17		4	8		—	—		22	25
Net income attributable to non controlling interests	(6)	(7)		(3)	(3)		—	—		(9)	(10)
Business operating income	2,431	2,437	-0.2%	316	359	-12.0%	(21)	(43)	-51.2%	2,726	2,753	-1.0%
As % of net sales	27.8%	27.6%		25.8%	27.9%					27.4%	27.2%

				Financial income and expenses						(42)	(77)
				Income tax expenses						(507)	(506)
				Tax rate**						19.0%	19.0%
				Business net income						2,177	2,170	0.3%
				As % of net sales						21.8%	21.5%

				Business earnings / share(in euros)***						1.74	1.73	0.6%

* Net of tax.

** Determined on the basis of Business income before tax, associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,250.6 million in the second quarter of 2023 and 1,250.8 million in the second quarter of 2022.

(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

Half Year 2023	Biopharma			Consumer Healthcare			Other			Total Group
€ million	6M 2023	6M 2022 (a)	Change	6M 2023	6M 2022 (a)	Change	6M 2023	6M 2022 (a)	Change	6M 2023	6M 2022 (a)	Change
Net sales	17,467	17,147	1.9%	2,720	2,643	2.9%	—	—	—%	20,187	19,790	2.0%
Other revenues	1,331	975	36.5%	27	30	-10.0%	—	—	—%	1,358	1,005	35.1%
Cost of Sales	(5,388)	(5,211)	3.4%	(949)	(925)	2.6%	(5)	9	-155.6%	(6,342)	(6,127)	3.5%
As % of net sales	(30.8%)	(30.4%)		(34.9%)	(35.0%)					(31.4%)	(31.0%)
Gross Profit	13,410	12,911	3.9%	1,798	1,748	2.9%	(5)	9	-155.6%	15,203	14,668	3.6%
As % of net sales	76.8%	75.3%		66.1%	66.1%					75.3%	74.1%
Research and development expenses	(3,082)	(3,062)	0.7%	(111)	(90)	23.3%	—	5	-100.0%	(3,193)	(3,147)	1.5%
As % of net sales	(17.6%)	(17.9%)		(4.1%)	(3.4%)					(15.8%)	(15.9%)
Selling and general expenses	(4,248)	(4,081)	4.1%	(936)	(881)	6.2%	2	9	-77.8%	(5,182)	(4,953)	4.6%
As % of net sales	(24.3%)	(23.8%)		(34.4%)	(33.3%)					(25.7%)	(25.0%)
Other current operating income/expenses	(897)	(884)		100	114		(8)	(18)		(805)	(788)
Share of profit/loss of associates* and joint ventures	48	47		7	8		—	—		55	55
Net income attributable to non controlling interests	(11)	(8)		(8)	(9)		—	—		(19)	(17)
Business operating income	5,220	4,923	6.0%	850	890	-4.5%	(11)	5	-320.0%	6,059	5,818	4.1%
As % of net sales	29.9%	28.7%		31.3%	33.7%					30.0%	29.4%

				Financial income and expenses						(49)	(155)
				Income tax expenses						(1,134)	(1,069)
				Tax rate**						19.0%	19.0%
				Business net income						4,876	4,594	6.1%
				As % of net sales						24.2%	23.2%

				Business earnings / share(in euros)***						3.90	3.68	6.0%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,249.9 million in the first semester of 2023 and 1,250.0 million in the first semester of 2022.

(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

Appendix 3: Consolidated income statements

€ million	Q2 2023	Q2 2022	HY 2023	HY 2022
Net sales	9,965	10,116	20,187	19,790
Other revenues	717	626	1,358	1,005
Cost of sales	(3,268)	(3,250)	(6,347)	(6,130)
Gross profit	7,414	7,492	15,198	14,665
Research and development expenses	(1,630)	(1,658)	(3,193)	(3,147)
Selling and general expenses	(2,575)	(2,574)	(5,182)	(4,953)
Other operating income	181	26	617	416
Other operating expenses	(682)	(549)	(1,422)	(1,204)
Amortization of intangible assets	(546)	(461)	(1,035)	(910)
Impairment of intangible assets	—	(82)	(15)	(87)
Fair value remeasurement of contingent consideration	(11)	(21)	(26)	(17)
Restructuring costs and similar items	(307)	(617)	(547)	(792)
Other gains and losses, and litigation	15	(124)	(73)	(142)
Operating income	1,859	1,432	4,322	3,829
Financial expenses	(202)	(101)	(370)	(189)
Financial income	125	24	286	34
Income before tax and associates and joint ventures	1,782	1,355	4,238	3,674
Income tax expense	(271)	(163)	(730)	(495)
Share of profit/(loss) of associates and joint ventures	(64)	28	(52)	58
Net income	1,447	1,220	3,456	3,237
Net income attributable to non-controlling interests	12	45	26	53
Net income attributable to equity holders of Sanofi	1,435	1,175	3,430	3,184
Average number of shares outstanding (million)	1,250.6	1,250.8	1,249.9	1,250.0
IFRS Earnings per share (in euros)	1.15	0.94	2.74	2.55

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q2 2023	Q2 2022	HY 2023	HY 2022
Net income attributable to equity holders of Sanofi	1,435	1,175	3,430	3,184
Amortization of intangible assets (1)	546	461	1,035	910
Impairment of intangible assets	—	82	15	87
Fair value remeasurement of contingent consideration	14	55	33	52
Expenses arising from the impact of acquisitions on inventories	5	—	5	3
Restructuring costs and similar items	307	617	547	792
Other gains and losses, and litigation	(15)	124	73	142
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	35	—	35	—
Tax effect of the items listed above:	(236)	(341)	(404)	(573)
Amortization and impairment of intangible assets	(132)	(122)	(226)	(218)
Fair value remeasurement of contingent consideration	(1)	(11)	(6)	(18)
Restructuring costs and similar items	(103)	(153)	(157)	(199)
Other tax effects	—	(55)	(15)	(138)
Other items	86	(3)	107	(3)
Business net income	2,177	2,170	4,876	4,594
IFRS earnings per share (2) (in euros)	1.15	0.94	2.74	2.55

(1)Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: €525 million in the second quarter of 2023 and €436 million in the second quarter of 2022.
(2)Q2: Based on an average number of shares outstanding of 1,250.6 million in the second quarter of 2023 and 1,250.8 million in the second quarter of 2022.
    HY: based on an average number of shares outstanding of 1,249.9 million in the first semester of 2023 and 1,250.0 million in the first semester of 2022.

Appendix 5: Change in net debt

€ million	H1 2023	H1 2022
Business net income	4,876	4,594
Depreciation & amortization & impairment of property, plant and equipment and software	731	771
Other items	(303)	(224)
Operating cash flow	5,304	5,141
Changes in Working Capital	(856)	(710)
Acquisitions of property, plant and equipment and software	(796)	(696)
Free cash flow before restructuring, acquisitions and disposals	3,652	3,735
Acquisitions of intangibles assets, investments and other long-term financial assets (1)	(484)	(419)
Restructuring costs and similar items paid	(595)	(615)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (1)	556	541
Free cash flow	3,129	3,242
Acquisitions of investments in consolidated undertakings including assumed debt (2)	(2,580)	(941)
Proceeds from disposals of assets net of taxes (2)	—	101
Issuance of Sanofi shares	31	40
Acquisition of treasury shares	(363)	(360)
Dividends paid to shareholders of Sanofi	(4,454)	(4,168)
Other items	(509)	(121)
Change in net debt	(4,746)	(2,207)
Beginning of period	6,437	9,983
Closing of net debt	11,183	12,190
(1)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(2)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	June 30, 2023	December 31, 2022	Liabilities & equity (€ million)	June 30, 2023	December 31, 2022
			Equity attributable to equity holders of Sanofi	72,629	74,784
			Equity attributable to non-controlling interests	318	368
			Total equity	72,947	75,152
			Long-term debt	14,241	14,857
Property, plant and equipment - Owned Assets	9,804	9,869	Non-current lease liabilities	1,839	1,904
Right-of-use assets	1,723	1,815	Non-current liabilities related to business combinations and to non-controlling interests	563	674
Intangible assets (including goodwill)	73,833	71,532	Non-current provisions and other non-current liabilities	7,088	6,341
Non-current income tax assets	240	242	Non-current income tax liabilities	1,928	1,979
Non-current financial assets & investments in associates and deferred tax assets	9,510	9,153	Deferred tax liabilities	1,950	1,841
Non-current assets	95,110	92,611	Non-current liabilities	27,609	27,596
			Accounts payable & Other current liabilities	19,282	18,834
			Current liabilities related to business combinations and to non-controlling interests	154	105
Inventories, accounts receivable and other current assets	21,630	20,916	Current income tax liabilities	377	574
Current income tax assets	353	374	Current lease liabilities	253	277
Cash and cash equivalents	7,993	12,736	Short-term debt and current portion of long-term debt	4,694	4,174
Current assets	29,976	34,026	Current liabilities	24,760	23,964
Assets held for sale or exchange	267	85	Liabilities related to assets held for sale or exchange	37	10
Total assets	125,353	126,722	Total equity and liabilities	125,353	126,722

Appendix 7: Other current operating income net of expenses related to Regeneron

€ million	H1 2023	H1 2022
Monoclonal Antibodies Alliance
Income & Expense related to profit/loss sharing	(1,449)	(979)
Additional share of profit paid by Regeneron related to development costs	291	97
Regeneron commercial operating expenses reimbursement	(260)	(216)
Total: Monoclonal Antibody Alliance	(1,418)	(1,098)
Immuno-Oncology Alliance
Total Immuno-Oncology Alliance	0	36
Other Regeneron
Total others related to Regeneron (mainly Libtayo® and Zaltrap®)	97	(6)
Total related to Regeneron	(1,321)	(1,068)

Appendix 8: Currency sensitivity
2023 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.17
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.03
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.02
Currency exposure on Q2 2023 sales

Currency	Q2 2023
US $	40.6%
Euro €	21.9%
Chinese Yuan	7.5%
Japanese Yen	3.9%
Brazilian Real	2.1%
Mexican pesos	2.1%
Russian ruble	1.3%
Australian $	1.3%
British Pound	1.2%
South Korean won	1.1%
Others	17.0%
Currency average rates

	Q2 2022	Q2 2023	Change
€/$	1.065	1.089	+2.3%
€/Yen	138.136	149.527	+8.2%
€/Yuan	7.055	7.648	+8.4%
€/Real	5.238	5.394	+3.0%
€/Ruble	71.405	88.436	+23.9%

Appendix 9: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the second quarter and the first half of 2023.

€ million	Q2 2023	H1 2023
Net sales	9,965	20,187
Effect of exchange rates	484	468
Company sales at constant exchange rates	10,449	20,655
Business net income
Sanofi publishes a key non-GAAP indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•upfront payments and regulatory milestone payments recognized in the line item Other operating income and arising from transactions outside the scope of Sanofi's ordinary activities,
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.16. and B.17. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	H1 2023	H1 2022
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	3,563	3,825
Acquisition of property, plant and equipment and software	(796)	(696)
Acquisitions of intangibles assets, investments and other long-term financial assets(2)	(484)	(419)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	556	541
Repayment of lease liabilities	(127)	(137)
Others	417	128
Free cash flow(3)	3,129	3,242
1 Most directly comparable IFRS measure to free cash flow.
2 Transactions up to €500 million per transaction.
3 Non IFRS indicator (see definition in Appendix 9).

Appendix 10: CSR dashboards
Data is presented in YTD unless stated otherwise.

Affordable access
Sanofi Global Health Unit
	Q1 2023	Q2 2023
NCD	•54,396 patients treated •19 countries	•123,025 patients treated •24 countries
Active healthcare partnerships	•13 partnerships •14 countries	•25 partnerships •12 countries
Impact Fund investment	1 investment	1 investment
Rare disease vials donation
	Q1 2023	Q2 2023
# Patients treated	1,065	1,073
#Vials donated	21,542	52,407
Global access Plan
	Q1 2023	Q2 2023
# of access plan	6 Global Access Plans initiated or developed covering more than 10 indications	6 Global Access Plans initiated or developed covering more than 10 indications

R&D for unmet needs
Polio eradication
	Q1 2023	Q2 2023
# Inactivated Polio Vaccine (IPV) doses supplied	7 million IPV doses supplied to UNICEF for GAVI countries	18.8 million IPV doses supplied to UNICEF for GAVI countries
Sleeping sickness elimination
	FY 2021	FY 2022
# Patients tested	2 million	1.5 million
# Patients treated	805	837
Pediatric cancer treatment development
	Q1 2023	Q2 2023
# of assets identified	•2 assets in protocol preparation for clinical study	• 2 assets in protocol preparation for clinical study • 2 external collaboration contracts with the pediatric ITCC consortium established

Planet Care
Blister free syringe vaccines
	FY 2022	FY 2023
% blister free syringe vaccines	33% of blister free syringe produced	Data updated annually in Q4 23
Eco design
	Q1 2023	Q2 2023
# of Life Cycle Analysis (LCA) since 2021	7 LCAs completed & 4 in progress (new products and marketed product)	7 LCAs completed & 4 in progress (new products and marketed product)
Scope 1 & 2 GHG emissions reduction
	Q1 2023	Q2 2023
GHG reduction vs 2019%	-30.5%	-32.6%
Renewable electricity
	Q1 2023	Q2 2023
% electricity consumption from renewable sources	62.6%	67.2%
Eco car fleet
	Q1 2023	Q2 2023
% eco car fleet on total car fleet	34.9% eco-fleet	36.5% eco-fleet

In and beyond the workplace
	Q1 2023	Q2 2023
Diverse Senior Leadership
% of women	37.5% of our executives 42.1% of our senior leaders were women	38.0% of our executives 42.4% of our senior leaders were women
Engagement with communities
	FY 2022	Q2 2023
# volunteers	4,975 volunteers	2,883 volunteers
# hours	26,906 hours	18,103 hours
From Leaders to Citizens
	Q1 2023	Q2 2023
KPI	65% of the leaders have completed the eLearning phase 9% of the leaders have completed the full program	68% of the leaders have completed the eLearning phase 12% of the leaders have completed the full program